micro

082-05179

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

06017236

September 26, 2006

PROCESSED
OCT 04 2006
THOMSON FINANCIAL

By Federal Express

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

RECEIVED
2006 SEP 28 P 12:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re: ~~PPR (formerly named~~ Pinault-Printemps-Redoute S.A.)
Submission Pursuant to Rule 12g3-2(b)(iii)

Ladies and Gentlemen:

By letter dated April 27, 2001, on behalf of our client PPR (formerly named Pinault-Printemps-Redoute S.A.) (the "Company"), we made a submission to the Securities and Exchange Commission (the "SEC") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents on behalf of the Company in order to maintain such exemption and to comply with the requirements of Rule 12g3-2(b)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Dlw 10/

The information set forth below is a summary of documentation which the Company has made public pursuant to French law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed (or made available for distribution) to its securities holders:

1. On April 11 and 12, 2006, the Company made a presentation regarding the Company to investors in London. A copy of the presentation is furnished as Appendix A to this letter.

2. On April 25, 2006, the Company issued a press release announcing the appointment of Alexandre de Brettes as Director of Financial Communications. A copy of the English language version of this press release is furnished as Appendix B to this letter.

3. On April 27, 2006, the Company issued a press release announcing its sales results for the first quarter of 2006. A copy of the English language version of this press release is furnished as Appendix C to this letter.

4. On April 28, 2006, Gucci Group, a subsidiary of the Company, issued a press release announcing a proposed annual dividend of 2.30 euros per share and the convening of its annual general meeting on May 30, 2006. A copy of the English language version of this press release is furnished as Appendix D to this letter.

5. On May 5, 2006, Redcats USA, Inc., a subsidiary of the Company ("Redcats"), and The Sportsman's Guide, Inc. ("TSG") issued a joint press release announcing the execution of an agreement pursuant to which Redcats is to acquire TSG. A copy of the English language version of this press release is furnished as Appendix E to this letter.

6. On June 20, 2006, the Company issued a press release announcing that it had entered into exclusive negotiations regarding the sale of France Printemps to RREEF and the Borletti Group for 1.075 billion euros. A copy of the English language version of this press release is furnished as Appendix F to this letter.

7. On July 7, 2006, the Company and the Chantelle group issued a joint press release announcing that the parties had entered into exclusive negotiations regarding the sale by the Company of the Orcanta lingerie chain to the Chantelle group for an enterprise value estimated at 42.5 million euros. A copy of the English language version of this press release is furnished as Appendix G to this letter.

8. On July 27, 2006, the Company issued a press release announcing its sales results for the second quarter and first half of 2006. A copy of the English language version of this press release is furnished as Appendix H to this letter.

9. On August 2, 2006, the Company issued a press release announcing the completion of the final agreement for the sale of France Printemps to RREEF and the Borletti Group 2006.

A copy of the English language version of this press release is furnished as Appendix I to this letter.

10. On September 7, 2006, the Company issued a press release announcing its results for the first half of 2006. A copy of the English language version of this press release is furnished as Appendix J to this letter.

11. On September 7, 2006, the Company issued a press release announcing the appointment of Jean-Philippe Thierry as an independent director of the Company and member of the Audit Committee. A copy of the English language version of this press release is furnished as Appendix K to this letter.

12. On September 21, 2006, the Company issued a press release announcing the early redemption/conversion of its 2008 OCEANE bonds. A copy of the English language version of this press release is furnished as Appendix L to this letter.

* * * * *

If the SEC has any questions or requires any further information, please contact the undersigned at (212) 403-1331 or David A. Katz, also of this office, at (212) 403-1309. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Joshua R. Cammaker

Enclosure
cc: Julien Naginski, Esq.
PPR
David A. Katz, Esq.
Wachtell, Lipton, Rosen & Katz



PPR

[redacted]

Certain information contained in this document may include notably projections and forecasts. They express objectives based on current assessments and estimates of the Group's general management which are subject to many factors, risks and uncertainties. Consequently, actual figures and assessments could differ significantly from projected figures. The following factors among others set out in the Reference Document (Document de Référence) registered with the French Financial Markets Authority (Autorité des Marchés Financiers) could cause actual figures to differ significantly from projected figures: any unfavourable development affecting consumer spending in the activities of the Group in France and abroad, notably for products and services sold by the Retail brands or for Luxury Goods, the events, crises, fears, and resulting costs of complying with environmental, health and safety regulations and all other regulations with which Group companies are required to comply; the competitive situation on each of our markets; the impact of current or future public regulations; exchange rate and other risks related to international activities; risks arising from current or future litigation. PPR gives no commitment to updating and/or revising and/or commenting any projections and forecasts, or their impact on the results and perspectives of the Group, which may be contained in this document.

The information contained in this document relating to persons other than the PPR Group has not been independently verified. PPR makes no representation or undertaking as to the accuracy, completeness or sincerity of such information.

- Unique positioning
- Organic growth strategy
- Higher growth profile than market averages
- Constantly enhancing offer and organization

- Revenue: +4.2% to € 17,766 million (+4.8% on a comparable basis)
- Recurring operating income: +9.9% to € 1,084 million
- Free cash flow from operations: +31% to € 955 million
- Net indebtedness: € 4,584 million at 2005 year end vs. € 5,184 million at January 1, ‘05



In € million
2004
2005
+35.4%
288
390
-0.7%
759
754
(61)
(60)
+9.9%
986
1,084
Luxury Goods
Retail
Holding & others*
PPR

* Including expenses related to stock options

Free cash flow from operations: up € 226 million to € 955 millior

- Lower working capital requirements
- Improved Capex efficiency

2005 Capex*


31%
69%
48%
52%
Retail
Luxury Goods
France
International

** Gross operating investments*


fnac

- Mixed performances in a challenging climate
  - Comparable revenue up 2.8%
  - Stable recurring operating income
- Growth and improved performance of international operations
  - Comparable revenue outside France up 4.4%
  - Store openings
  - Access to new countries (Greece, Norway …)
- Maintain leadership in e-commerce

[redacted]



In € million
2004
2005
+11.8%
23
26
231
231
+9.7%
138
152
-14.4%
207
177
+5.1%
159
167
n/a
1
1
Printemps
Redcats
Fnac
Conforama
CFAO
Other*

* Orcanta, Kadéos and Mobile Planet (disposal April 2005)

PPR



- Sustained creativity, accountable organization
- Outstanding performance
  - Revenue: +11.9% (+15.9% on a comparable basis)
  - Market share gains in key product categories and regions
- Recurring operating income: +35.4% (+86% at comparable exchange rates)
  - Gucci operating margin up sharply
  - First profits for Bottega Veneta and Balenciaga
  - Improved results at Yves Saint Laurent Couture, Boucheron …
- Ongoing investments
  - 28 new stores
  - Intensification of communications effort

[redacted]



In € million
2004
2005
+14.7%
423
485
n/a
(7)
14
+7.1%
(71)
(66)
-31.6%
23
15
+64.8%
(39)
(13)
-11.0%
(41)
(46)
Gucci
Bottega Veneta
Yves Saint Laurent
YSL Beauté
Other brands
Corporate cost

PPR



- Outperform our markets
  - High levels of creativity and innovation
- Improve performances
- Higher investment


FILOU DANS LE

- Retail
  - Pursue repositioning on fastest-growing market segments
  - Enhance operating efficiency
  - Expand international activities

- Luxury Goods
  - Harness potential of all brands
  - Raise investments
  - Leverage all product categories

PPR



- Retail: a more favorable environment
- Luxury Goods: continued fast-pace growth
- Strong start to the year
  - February YTD revenue up by about 7%
    - » Up 4% for Retail
    - » Over 19% growth for Luxury Goods
- 2006: strong improvement in operating performances

PPR

[redacted]

In € million

CONTINUING OPERATIONS	2005	2004	Change
Revenue	**17,766**	**17,042**	**+4.2%**
Gross profit	**7,734**	**7,388**	**+4.7%**
Gross profit margin	*43.5%*	*43.4%*	*+0.1 pt*
Commercial & marketing expenses	(1,534)	(1,473)	+4.2%
Selling expenses	(3,235)	(3,113)	+3.9%
Other	(1,881)	(1,816)	+3.5%
Recurring operating income	**1,084**	**986**	**+9.9%**
Recurring operating income margin	*6.1%*	*5.8%*	*+0.3 pt*
EBITDA	**1,478**	**1,375**	**+7.4%**
EBITDA margin	*8.3%*	*8.1%*	*+0.2 pt*

[redacted]

In € million

CONTINUING OPERATIONS	31/12/2005	31/12/2004	Change
Recurring operating income	**1,084**	**986**	**+9.9%**
Other operating income and expenses	(10)	108	
Financial expenses (net)	(311)	(298)	
Corporate income tax	(192)	(310)	
Income from equity affiliates	3	14	
Net income from continuing operations	**574**	**500**	**+14.9%**
o/w Group share	**535**	**464**	**+15.4%**
Group share of net income from continuing operations excluding non-current items	**539**	**485**	**+11.2%**
Earnings per share (in euros)	4.53	4.06	+11.6%
Fully diluted earnings per share (in euros)	4.42	3.86	+14.5%

[redacted]

Revenues after inter-company eliminations

in EUR million	Reported		Change		Pro Forma		Change	
	Dec. 2005	Dec. 2004 *	in M€	in %	Dec. 2005	Dec. 2004 **	in M€	in %
Gucci Division	1,806.3	1,902.6	(96.3)	-5.1%	1,806.3	1,590.0	216.3	13.6%
Bottega Veneta	159.7	113.3	46.4	41.0%	159.7	99.6	60.1	60.2%
Yves Saint Laurent	162.0	196.4	(34.4)	-17.5%	162.0	169.2	(7.2)	-4.3%
YSL Beauté	610.0	721.8	(111.8)	-15.5%	610.0	619.2	(9.2)	-1.5%
Other & corporate	294.2	265.9	28.3	10.6%	294.2	232.3	61.9	26.6%
Luxury Goods	**3,032.2**	**3,200.0**	**(167.8)**	**-5.2%**	**3,032.2**	**2,710.3**	**321.9**	**11.9%**
Printemps	748.8	782.8	(34.0)	-4.3%	748.8	782.8	(34.0)	-4.3%
Redcats	4,373.3	4,400.0	(26.7)	-0.6%	4,373.3	4,400.0	(26.7)	-0.6%
Fnac	4,381.6	4,129.5	252.1	6.1%	4,381.6	4,129.5	252.1	6.1%
Conforama	3,136.7	3,093.4	43.3	1.4%	3,136.7	3,093.4	43.3	1.4%
Cfao	2,034.3	1,855.3	179.0	9.6%	2,034.3	1,855.3	179.0	9.6%
Other	58.8	70.4	(11.6)	-16.5%	58.8	70.4	(11.6)	-16.5%
Retail	**14,733.5**	**14,331.4**	**402.1**	**2.8%**	**14,733.5**	**14,331.4**	**402.1**	**2.8%**
PPR	**17,765.7**	**17,531.4**	**234.3**	**1.3%**	**17,765.7**	**17,041.7**	**724.0**	**4.2%**

* Gucci consolidated over 14 months from November 2003 to December 2004

** Gucci consolidated over 12 months from January to December 2004

PPR

[redacted]

In EUR million	Reported		Change		Pro Forma		Change	
	Dec. 2005	Dec. 2004 *	en M€	in %	Dec. 2005	Dec. 2004 **	in M€	in %
Gucci Division	485.4	537.7	(52.3)	-9.7%	485.4	423.2	62.2	14.7%
Bottega Veneta	13.7	(8.7)	22.4	257.5%	13.7	(7.3)	21.0	287.7%
Yves Saint Laurent	(65.8)	(79.9)	14.1	17.6%	(65.8)	(70.8)	5.0	7.1%
YSL Beauté	15.4	26.0	(10.6)	-40.8%	15.4	22.5	(7.1)	-31.6%
Other & corporate	(59.2)	(87.7)	28.5	32.5%	(59.2)	(79.9)	20.7	25.9%
Luxury Goods	**389.5**	**387.4**	**2.1**	**0.5%**	**389.5**	**287.7**	**101.8**	**35.4%**
Printemps	25.5	22.8	2.7	11.8%	25.5	22.8	2.7	11.8%
Redcats	231.3	231.2	0.1	0.0%	231.3	231.2	0.1	0.0%
Fnac	151.8	138.4	13.4	9.7%	151.8	138.4	13.4	9.7%
Conforama	177.1	206.8	(29.7)	-14.4%	177.1	206.8	(29.7)	-14.4%
Cfao	167.0	158.9	8.1	5.1%	167.0	158.9	8.1	5.1%
Other	1.6	1.4	0.2	14.3%	1.6	1.4	0.2	14.3%
Retail	**754.3**	**759.5**	**(5.2)**	**-0.7%**	**754.3**	**759.5**	**(5.2)**	**-0.7%**
Holdings	**(59.7)**	**(61.0)**	**1.3**	**2.1%**	**(59.7)**	**(61.0)**	**1.3**	**2.1%**
PPR	**1,084.1**	**1,085.9**	**(1.8)**	**-0.2%**	**1,084.1**	**986.2**	**97.9**	**9.9%**

* Gucci consolidated over 14 months from November 2003 to December 2004

** Gucci consolidated over 12 months from January to December 2004

[redacted]

en millions d'euros	Reported		Change		Pro Forma		Change	
	Dec. 2005	Dec. 2004 *	en M€	in %	Dec. 2005	Dec. 2004 **	en M€	in %
Gucci Division	549.6	610.0	(60.4)	-9.9%	549.6	484.8	64.8	13.4%
Bottega Veneta	22.2	(0.5)	22.7	n/s	22.2	(0.2)	22.4	n/s
Yves Saint Laurent	(50.7)	(61.0)	10.3	16.9%	(50.7)	(54.8)	4.1	7.5%
YSL Beauté	37.2	55.2	(18.0)	-32.6%	37.2	48.0	(10.8)	-22.5%
Other & corporate	(35.9)	(58.9)	23.0	39.0%	(35.9)	(54.8)	18.9	34.5%
Luxury Goods	**522.4**	**544.8**	**(22.4)**	**-4.1%**	**522.4**	**423.0**	**99.4**	**23.5%**
Printemps	62.4	61.0	1.4	2.3%	62.4	61.0	1.4	2.3%
Redcats	278.4	276.6	1.8	0.7%	278.4	276.6	1.8	0.7%
Fnac	237.6	220.8	16.8	7.6%	237.6	220.8	16.8	7.6%
Conforama	237.1	265.4	(28.3)	-10.7%	237.1	265.4	(28.3)	-10.7%
Cfao	193.2	183.7	9.5	5.2%	193.2	183.7	9.5	5.2%
Other	4.1	3.9	0.2	5.1%	4.1	3.9	0.2	5.1%
Retail	**1,012.8**	**1,011.4**	**1.4**	**0.1%**	**1,012.8**	**1,011.4**	**1.4**	**0.1%**
Holdings	**(57.6)**	**(59.0)**	**1.4**	**2.4%**	**(57.6)**	**(59.0)**	**1.4**	**2.4%**
PPR	**1,477.6**	**1,497.2**	**(19.6)**	**-1.3%**	**1,477.6**	**1,375.4**	**102.2**	**7.4%**

* Gucci consolidated over 14 months from November 2003 to December 2004

** Gucci consolidated over 12 months from January to December 2004

[redacted]

In € million

	2005	2004	Change
Cash flow before taxes, dividends and interest	1,371	1,283	88
Change in working capital requirement	72	(18)	90
Corporate tax paid	(142)	(178)	36
Net cash flow from operating activities	**1,301**	**1,087**	**214**
Net operating investments	(346)	(358)	12
Free cash flow from operations	**955**	**729**	**226**

[redacted]

In € million

	31/12/2005	01/01/2005	Change	31/12/2004
Goodwill and intangible assets	12,151	12,104	47	12,015
Other net non-current assets	1,388	1,483	(95)	1 492
Other net current assets	(314)	(263)	(51)	(167)
Shareholders' equity [1]	**8,134**	**7,619**	**515**	**8,019**
Provisions	507	521	(14)	596
Net indebtedness	**4 584**	**5 184**	**(600)**	**4,725**
[1] o/w Group share	7,985	7,448	537	7,780
Debt-to-equity ratio	56.4%	68.0%	-11.6 pts	58.9%

PPR

Appendix B

PPR

Paris, 25 April 2006

PRESS RELEASE - APPOINTMENT

Alexandre de Brettes is named Director of Financial Communications, PPR group

Alexandre de Brettes has been appointed Director of Financial Communications, PPR group. He reports to Jean-François Palus, the Group's Chief Financial Officer.

PPR group Deputy Director of Financial Communications since 2002, Alexandre de Brettes takes over the function of Director of Financial Communications carried out by Marc Willaume, who has left the Group. Alexandre de Brettes will be responsible for driving the Group's financial communications policy and for relations with analysts and investors.

Following studies in the US (Bachelor of Sciences, MBA – California State University of Sacramento), Alexandre de Brettes, 41, began his career in 1990 with KPMG Audit in France, in the audit and financial consulting divisions.
He then held various financial responsibilities – corporate banking, internal auditing, mergers/acquisitions and financial communications – in the fields of banking (Skandinaviska Enskilda Banken), industry (Arcelor, Valeo) and consultancy (Gavin Anderson & Company). In 2002, Alexandre de Brettes joined PPR group as Deputy Director of Financial Communications.

PPR (formerly Pinault-Printemps-Redoute) is a global player in Retail and Luxury Goods, with approximately 84,000 employees in 74 countries. Through its Retail businesses Printemps, Redcats, Fnac, Conforama and CFAO, and the Luxury brands of Gucci Group (Gucci, Bottega Veneta, Yves Saint Laurent, YSL Beauté, Balenciaga, Boucheron, Sergio Rossi, BEDAT & CO, Alexander McQueen and Stella McCartney), PPR generated sales of EUR 17.8 billion in 2005. PPR shares are listed on Euronext Paris (# 121485, PRTP.PA, PPFP).
For more information: www.ppr.com

CONTACTS

Press:	Peggy Nahmany	+33 1 45 64 65 06 pnahmany@ppr.com
	Catherine Malek	+33 1 45 64 61 20 cmalek@ppr.com
Analysts/Investors:	Alexandre de Brettes	+33 1 45 64 61 49 adebrettes@ppr.com
Press website:	www.pprlive.com	
Analysts/Investors website:	www.pprfinance.com	

Appendix C

PPR

Paris, April 27, 2006

PRESS RELEASE

SUSTAINED GROWTH IN THE FIRST QUARTER OF 2006: + 7.9%

- **Sound performance in Retail: + 5.6%**
- **Strong growth in Luxury Goods: + 19.0%**

In the first quarter of 2006, PPR posted revenues of € 4.4 billion, up 7.9% in reported figures and 6.6% on a comparable basis over the first quarter of 2005.

François-Henri Pinault, Chairman and CEO of PPR, stated:

"The Group's performance in the first quarter of 2006 confirms the strong growth dynamics of our businesses. Higher sales in Retail reflect our international expansion and benefit from sustained household consumption in France. In Luxury Goods, once again, all our brands posted strong growth across all markets."

(in € million)	Q1 2006	Q1 2005	Change	
According to IFRS			Actual	Comparable [(1)]
Retail	3,593	3,402	+ 5.6%	+ 4.2%
Luxury Goods	847	712	+ 19.0%	+ 18.4%
(Inter-company sales)	*-7*	*-6*	*ns*	*ns*
PPR	**4,433**	**4,108**	**+ 7.9%**	**+ 6.6%**

(1) On a comparable basis in terms of Group scope and exchange rates.

Retail

Retail activities recorded a steady rise in sales throughout the quarter, posting growth of 4.2% on a comparable basis.

The Group also confirmed its leadership in e-commerce with growth of 31.2%.

In France, Retail again delivered an encouraging performance, with a 3.1% increase in sales, on a comparable basis.
Internationally, the Group's Retail companies recorded revenues of € 1.6 billion, up 5.6% over the first quarter of 2005, on a comparable basis.

Including concessions, **Printemps** stores sales rose by 5.2%, underpinned by ready-to-wear, accessories and luxury goods. Under IFRS, Printemps revenue growth was 1.0%.

Revenues at **Redcats** were up 0.4% (excluding the impact of discontinued catalogues). The dynamic growth in e-commerce continued, particularly in France. Redcats sales in the first quarter were driven by the success of Special Sizes in the US and the Children & Family Division (Vertbaudet).

The year got off to a good start for **Fnac**, which posted 5.5% growth in sales, thanks mainly to its international businesses (up 10.7%), particularly in Brazil, Spain, Italy and Belgium. Fnac on-line product sales were up 34.0%, driven by the excellent performance of its website fnac.com.

The action plans implemented at **Conforama** are starting to pay off. The company reported a 4.4% increase in sales, driven by home appliances and by the sharp increase in international revenues.

CFAO reported steady growth in the first quarter of 2006, with a 13.5% increase in sales.

Luxury Goods

The growth in sales by **Gucci Group** in the first quarter of 2006 remains very strong. The excellent business performance by all brands resulted in a revenue increase of 18.4% on a comparable basis over the first quarter 2005, when sales were already up significantly.

Gucci Group posted double-digit growth in all geographical areas, including Japan (up 13.6%).

With 17.7% growth, the **Gucci** brand benefited from excellent sales performance by the 2006 spring-summer ready-to-wear collection. The brand benefited from the boom in sales in the Asia-Pacific region.

Sales by **Bottega Veneta** again posted very strong growth (up 77.0%), driven both by the development of accessories and ready-to-wear and by the brand's growing profile with clients and the media.

Yves Saint Laurent posted growth of 8.0% in the first quarter, confirming the positive reception given to the collections presented by Stefano Pilati. This growth is illustrated by the 15.5% rise in sales by directly-operated stores.

YSL Beauté reported growth of 0.7% and announced a relaunch plan aimed at significantly improving its competitiveness.

The success of the collections of the **other brands** Balenciaga, Boucheron, Sergio Rossi, Bedat & Co, Stella McCartney and Alexander McQueen also illustrates the Group's strong creativity and sales performance.

# # #

CONFERENCE CALL

PPR will hold a conference call for analysts, investors and journalists: at 3 pm (Continental Europe)/2 pm (United Kingdom); 9 am (East Coast time, USA), on Thursday April 27, 2006.

EUROPE: +33 (0)1 70 99 42 67
Live pick-up: +33 (0)1 71 23 02 48

UK: +44 (0)20 7138 0835
Live pick-up: +44(0)20 7806 1970

USA: +1 718 354 1172
Live pick-up: +1 718 354 1112

Live pick-up access code: 39 88 414 # (until 5 May 2006)

PRESENTATION

The slides (PDF format) will be available before the conference call at www.pprfinance.com

CONTACTS

Press:	**Peggy Nahmany**	**+33 (0)1 45 64 65 06**
	Catherine Malek	**+33 (0)1 45 64 61 20**
Analysts/Investors:	**Alexandre de Brettes**	**+33 (0)1 45 64 61 49**
Press site	**www.pprlive.com**	
Analysts/investors site:	**www.pprfinance.com**	

Appendix 1: Sales in Q1 2006

(in € million) *According to IFRS*	Q1 2006	Q1 2005	Change Actual	Change Comparable [1]
Printemps	181.7	179.9	+ 1.0%	+ 1.0%
Redcats	1,070.0	1,057.2	+ 1.2%	- 1.0%
Fnac	1,020.3	962.8	+ 6.0%	+ 5.5%
Conforama	755.9	715.2	+ 5.7%	+ 4.4%
CFAO	547.3	467.6	+ 17.0%	+ 13.5%
Other activities	18.1	18.9	- 4.2%	+ 16.0%
Retail	**3,593.3**	**3,401.6**	**+ 5.6%**	**+ 4.2%**
Gucci	508.3	429.9	+ 18.2%	+ 17.7%
Bottega Veneta	58.5	32.6	+ 79.2%	+ 77.0%
Yves Saint Laurent	42.4	39.0	+ 8.5%	+ 8.0%
YSL Beauté	142.3	140.6	+ 1.2%	+ 0.7%
Other brands	95.3	69.4	+ 37.3%	+ 36.9%
Luxury Goods	**846.8**	**711.5**	**+ 19.0%**	**+ 18.4%**
(Inter-company sales)	*-7.0*	*-5.6*	*ns*	*ns*
PPR	**4,433.1**	**4,107.5**	**+ 7.9%**	**+ 6.6%**

[1] *On a comparable basis in terms of Group scope and exchange rates.*

Appendix 2: Sales by region - Retail

Redcats

(in € million) *According to IFRS*	Q1 2006	Q1 2005	Change Actual	Change Comparable [1]
France	**509.8**	**512.1**	**- 0.4%**	**- 0.4%**
United Kingdom	118.2	130.2	- 9.2%	- 10.2%
Scandinavia	90.0	90.6	- 0.7%	+ 0.4%
United States	272.7	251.3	+ 8.5%	- 0.5%
Other countries	79.3	73.0	+ 8.6%	+ 8.8%
International	**560.2**	**545.1**	**+ 2.8%**	**- 1.4%**
TOTAL	**1,070.0**	**1,057.2**	**+ 1.2%**	**- 1.0%**
Total excl. Movitex Germany, The Store and Sears	***1,069.2***	***1,042.8***	***+ 2.5%***	***+ 0.4%***

Fnac

(in € million) *According to IFRS*	Q1 2006	Q1 2005	Change Actual	Change Comparable [1]
France	**759.0**	**731.6**	**+ 3.7%**	**+ 3.7%**
Spain, Portugal, Belgium	186.1	167.3	+ 11.2%	+ 11.2%
Brazil, Switzerland, Italy	75.2	63.9	+ 17.7%	+ 9.5%
International	**261.3**	**231.2**	**+ 13.0%**	**+ 10.7%**
TOTAL	**1,020.3**	**962.8**	**+ 6.0%**	**+ 5.5%**

Conforama

(in € million) *According to IFRS*	Q1 2006	Q1 2005	Change Actual	Change Comparable [1]
France	**526.5**	**493.0**	**+ 6.8%**	**+ 5.0%**
Italy	105.2	109.8	- 4.2%	- 4.2%
Switzerland	61.4	56.9	+ 7.9%	+ 8.6%
Other countries	62.8	55.5	+ 13.2%	+ 12.1%
International	**229.4**	**222.2**	**+ 3.2%**	**+ 3.2%**
TOTAL	**755.9**	**715.2**	**+ 5.7%**	**+ 4.4%**

[1] *On a comparable basis in terms of Group scope and exchange rates.*

Appendix 3: Sales - Luxury Goods

Gucci Group

Breakdown by region

(in € million) *According to IFRS*	**Q1 2006**	**Q1 2005**	**Change** **Actual**	**Comparable [1]**
Europe	348.2	298.5	+ 16.7%	+ 16.5%
North America	158.2	130.6	+ 21.1%	+ 18.9%
Japan	146.7	132.5	+ 10.8%	+ 13.6%
Asia-Pacific excl. Japan	154.9	115.1	+ 34.5%	+ 30.0%
Other countries	12.7	12.1	+ 5.3%	+ 4.7%
Royalties and other	26.1	22.7	+ 15.0%	+ 14.6%
TOTAL	**846.8**	**711.5**	**+ 19.0%**	**+ 18.4%**

Gucci brand

Breakdown by product category

(in € million) *According to IFRS*	**Q1 2006**	**Q1 2005**	**Change** **Actual**	**Comparable [1]**
Leather Goods	294.3	245.0	+ 20.2%	+ 19.5%
Shoes	70.2	57.9	+ 21.2%	+ 20.1%
Women's ready-to-wear	37.9	30.4	+ 24.3%	+ 23.8%
Men's ready-to-wear	24.7	22.0	+ 12.5%	+ 12.3%
Other products	69.0	63.6	+ 8.3%	+ 8.3%
Royalties	12.2	11.0	+ 11.3%	+ 10.8%
TOTAL	**508.3**	**429.9**	**+ 18.2%**	**+ 17.7%**

[1] *On a comparable basis in terms of Group scope and exchange rates.*

04/28/2006 : Gucci Group announces: proposed annual dividend of € 2.30 per share and annual general meeting convened for may 30, 2006

Amsterdam, The Netherlands, April 28, 2006: Gucci Group N.V. today announces that the Supervisory Board has declared an annual cash dividend of € 2.30 per share, subject to the Shareholders' adoption of the Company's statutory annual accounts at the Annual General Meeting. The record date for payment of the dividend on both Dutch and U.S. shares will be May 30, 2006. The payment date on the Dutch shares will be May 31, 2006; payment on the New York shares will be promptly thereafter.

Annual General Meeting

Gucci Group N.V. will convene its Annual General Meeting of Shareholders on May 30, 2006 at 10:00 a.m. at The Dorint Sofitel Amsterdam Airport Hotel, Stationsplein ZW 951, NL-1117 CE Schiphol-Oost, Amsterdam, The Netherlands.

Gucci Group N.V. is one of the world's leading multi-brand luxury goods companies. Through the brands Gucci, Yves Saint Laurent, Bottega Veneta, Alexander McQueen, Balenciaga, Bédat & Co., Boucheron, Roger & Gallet, Sergio Rossi, Stella McCartney and YSL Beauté, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewellery, ties and scarves, eyewear, perfumes, cosmetics and skincare products. The Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores. Gucci Group is owned by PPR (formerly Pinault-Printemps-Redoute), a global player in retail and luxury goods. Shares in PPR are traded on the Euronext Paris (# 121485, PRTP.PA,PPFP).

For media inquiries:
Brunswick Group LLP
Simon Holberton
+44 (0)20 7404 5959
+44 79 7498 2347

For investors/analysts inquiries:
Gucci Group N.V.
Enza Dominijanni
+39 055 7592 2249

05/05/2006 : The Sportsman's guide to be acquired by Redcats USA for 31 dollars per share in cash

SOUTH ST. PAUL, Minnesota and NEW YORK, New York - May 5, 2006 - The Sportsman's Guide, Inc. (NASDAQ: SGDE), a leading catalog and online marketer of outdoor and sports gear, and Redcats USA, Inc., a leading catalog and online marketer of apparel and home products operating in North America, announced today that The Sportsman's Guide has entered into a definitive agreement pursuant to which VLP Corporation, a wholly owned subsidiary of Redcats USA, will acquire all of the outstanding shares of The Sportsman's Guide in a cash merger for a price of $31 per share. The $31 per share price represents a 20.2% premium over the three-month average trading price of $25.80 and a 14.8% premium over yesterday's closing price. The transaction values The Sportsman's Guide at approximately $265 million, including the value of outstanding stock options.

The board of directors of The Sportsman's Guide has unanimously approved the merger agreement and has agreed to recommend to The Sportsman's Guide's shareholders that they vote to adopt the merger agreement and approve the merger. The transaction is expected to close during the third calendar quarter of this year, and is subject to The Sportsman's Guide shareholder approval, as well as other customary closing conditions, including the expiration of the Hart-Scott-Rodino waiting period. The transaction is not subject to financing.

Gregory R. Binkley, President and Chief Executive Officer of The Sportsman's Guide, stated, "We are pleased to make today's announcement. We believe that the price is consistent with management's goal of maximizing shareholder value and we believe that Redcats USA represents a great fit for the Company, its customers, associates and managers."

Eric Faintreny, Redcats USA's CEO, said, "The Sportsman's Guide is a great company, with an outstanding product range. We look forward to working with Greg Binkley, his management team and employees to take The Sportsman's Guide and its Golf Warehouse subsidiary to a further step of development."

Mr. Binkley will remain CEO of The Sportsman's Guide following the merger. He and other members of The Sportsman's Guide and The Golf Warehouse senior management have entered into new employment agreements to remain with the companies post-merger.

ABOUT THE SPORTSMAN'S GUIDE

The Sportsman's Guide is a multi-channel direct marketer of value-priced outdoor gear and general merchandise, with a special emphasis on outdoor clothing, outdoor equipment, sporting goods, golf apparel and equipment and footwear. The company sells through both Internet Web sites and catalogs. The Company's websites include www.sportsmansguide.com, www.tgw.com, www.bargainoutfitters.com, www.baseballsavings.com and www.softballsavings.com. Investors can access information about the company at www.sportsmansguideir.com.

ABOUT REDCATS USA

Redcats USA is a leading catalog and online marketer of apparel and home products, operating in North America. Its primary brands are Chadwick's®, Roaman's®, Jessica London®, KingSize® and BrylaneHome®. Redcats USA is a wholly owned subsidiary of the Redcats Group, the world's third largest catalog and online group in apparel and home products operating in 26 countries, through 17 brands with a staff of 20,000 associates and a turnover of 4.37 billion euros in 2005. Redcats Group is a member of the PPR group of companies. The shares of PPR S.A. are listed on Euronext Paris (# 121485, PRTP.PA, PPFP). For more information, please visit www.ppr.com.

*   *   *

FORWARD-LOOKING STATEMENTS

This document includes statements that do not directly or exclusively relate to historical facts. Such statements are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding benefits of the proposed transaction, expected cost savings and anticipated future financial operating performance and results, including estimates of growth. These statements are based on the current expectations of management of The Sportsman's Guide. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. For example, (1) The Sportsman's Guide may be unable to obtain shareholder approval required for the transaction; (2) The Sportsman's Guide may be unable to obtain regulatory approvals required for the transaction, or required regulatory approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on The Sportsman's Guide or cause the parties to abandon the transaction; (3) conditions to the closing of the transaction may not be satisfied; (4) the transaction may involve unexpected costs or unexpected liabilities; (5) the credit ratings of The Sportsman's Guide or its subsidiaries may be different from what the parties expect; (6) the businesses of The Sportsman's Guide may suffer as a result of uncertainty surrounding the transaction; (7) the industry may be subject to future regulatory or legislative actions that could adversely affect The Sportsman's Guide; and (8) The Sportsman's Guide may be adversely affected by other economic, business, and/or competitive factors. Additional factors that may affect the future results of The Sportsman's Guide are set forth in its filings with the Securities and Exchange Commission ("SEC"). The Sportsman's Guide undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, a proxy statement of The Sportsman's Guide and other materials will be filed with SEC. WE URGE INVESTORS TO READ THE PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE SPORTSMAN'S GUIDE AND THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the proxy statement (when available) as well as other filed documents containing information about The Sportsman's Guide at http://www.sec.gov, SEC's Web site. Free copies of The Sportsman's Guide's SEC filings are also available by directing a request to The Sportsman's Guide, Inc., 411 Farwell Avenue, South St. Paul, MN 55075, Attention: Investor Relations.

PARTICIPANTS IN THE SOLICITATION

The Sportsman's Guide and its executive officers and directors and VLP Corporation, a wholly owned subsidiary of Redcats USA, Inc. may be deemed, under SEC rules, to be participants in the solicitation of proxies from The Sportsman's Guide shareholders with respect to the proposed transaction. Information regarding the executive officers and directors of The Sportsman's Guide is included in its definitive proxy statement for its 2006 annual meeting filed with the SEC on March 21, 2006. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities holdings or otherwise, will be set forth in the proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.

Contacts

§ Redcats USA: Pat Cross (317) 266-3020
§ Redcats Group: Vinciane Beurlet + 33 1 56 92 98 18
§ The Sportsman's Guide: William P. Bartkowski
MeritViewPartners
(612) 605-8616

PPR

RREEF

Paris, 20 June 2006

PRESS RELEASE

PPR announces plan to sell FRANCE PRINTEMPS to RREEF and the BORLETTI group for EUR 1.075 billion

PPR announces that it has entered exclusive negotiations regarding the sale of France Printemps after receiving an offer from RREEF, in association with the Borletti group, based on an asset price of EUR 1.075 billion.

RREEF manages property funds owning investments in the Rinascente department store group, whose positioning is similar to that of France Printemps. The Borletti group, a family company comprising the founding members of Rinascente, participated in the acquisition of Rinascente in 2005 and has again joined forces with RREEF for this transaction.

France Printemps is a group of department stores specialising in fashion, beauty and decorative items with an excellent reputation both in France and abroad, due mainly to its flagship store on boulevard Haussmann in Paris. In 2005, France Printemps posted revenue of EUR 752 million under IFRS.

RREEF and the Borletti group intend to invest heavily in France Printemps in coming years in order to turn the group into one of the leading retail players in Europe.

Daniel Rigny, head of RREEF's business in Europe said; *"this is an exceptional opportunity for our funds, which have already successfully invested in the department store segment in Italy. This transaction is part of our plan to develop our activity of combining property purchases with longstanding and high-quality business projects."*

Maurizio Borletti, spokesman for the Borletti group and Chairman of the Board of Directors of Rinascente said, "*We have a lot of faith in the potential of this retail format which increasingly turns shopping into a pastime. We want Printemps and its employees to be part of a new surge in development as we continue the repositioning and brand improvement policy which was launched several years ago.*"

François-Henri Pinault, PPR's Chairman and Chief Executive Officer, said: "*RREEF's project provides Printemps with substantial guarantees at the social, operational and financial levels. PPR remains committed to developing its activities in its two core businesses, Luxury Goods and Retail, thereby ensuring the Group's unique positioning. This business diversification enables the Group to maintain above-average growth and profitability levels in its markets.*"

The transaction has been submitted for opinion to the appropriate employee representative groups and is pending approval from the competition authorities.

Deutsche Bank is advising RREEF and Rothschild is advising PPR. Natexis Banques Populaires has been selected as arranger of RREEF's debt package.

About PPR
PPR is a global player in Retail and Luxury Goods, with approximately 84,000 employees in 74 countries. Through its Retail businesses Redcats, Fnac, Conforama, Printemps and CFAO, and the Luxury brands of Gucci Group (Gucci, Bottega Veneta, Yves Saint Laurent, YSL Beauté, Balenciaga, Boucheron, Sergio Rossi, BEDAT & CO, Alexander McQueen and Stella McCartney), PPR generated sales of EUR 17.8 billion in 2005. PPR shares are listed on Euronext Paris (# 121485, PRTP.PA, PPFP). For more information: www.ppr.com

About Printemps

Created in 1865, le Printemps, managed by FRANCE-PRINTEMPS, a subsidiary of PPR, is the No.1 department store in Paris and the greater Paris area.
Printemps is made up of 17 directly-operated stores and Madelios, nine affiliates and three specialised subsidiaries: the Sports divison (Citadium and Made In Sport), Printemps Voyage and Printemps Design at the Pompidou Centre. With over 5000 employees, le Printemps posted in 2005 revenue of EUR 752 million and recurring operating income of EUR 26 million.

About RREEF
RREEF is the real estate and infrastructure investment management arm of Deutsche Asset Management, the global investment management business of Deutsche Bank. RREEF acquires and manages investments in commercial and residential property, real estate securities, and infrastructure investments including energy and transportation distribution assets on behalf of its institutional and private clients worldwide. Its product offering is global and comprehensive, including core, value-enhanced and high yield property investments as well as investments in publicly traded real estate securities, and infrastructure investments including transportation and energy distribution assets. Headquartered in New York, RREEF employs more than 2,000 real estate professionals in 17 cities around the world. The combined group has €53 billion in assets under management worldwide as of 31st March 2006.

About Borletti group
The Borletti group has been investing in large, top-quality companies for over 150 years. The Borletti family founded Rinascente in 1917, sold it in 1970 to Fiat and repurchased it in partnership with RREEF in 2005. Rinascente is currently the largest department store group in Italy.
Maurizio Borletti has been Chairman of the Board of Directors of Rinascente since 2005; he has broad experience in the luxury goods and retail sectors in France, mainly through the purchase of Christofle in 1993.

CONTACTS

- **PPR**

Press:	Peggy Nahmany	+33 (0)1 45 64 65 06 pnahmany@ppr.com
	Catherine Malek	+33 (0)1 45 64 61 20 cmalek@ppr.com
Analysts/Investors :	Alexandre de Brettes	+33 1 45 64 61 49 adebrettes@ppr.com
Website :	www.ppr.com	

- **Deutsche Bank**

Press :	Yann Couronneaud	+33 1 44 95 63 58 yann.couronneaud@db.com

Appendix G

07/07/2006 : PPR and the Chantelle group announce exclusive negotiations

PPR announces that it has entered exclusive negotiations with the Chantelle group regarding the sale of Orcanta for an enterprise value estimated at 42.5 million euros.

France's leading lingerie company, the Chantelle group operates under three brands: Chantelle, Passionata and Darjeeling.

The Chantelle group has a turnover of over 300 million euros, of which more than 60% is generated outside France.

The Orcanta lingerie chain was established in 1996 and operates 64 stores in France. In 2005, Orcanta recorded revenue of 49 million euros.

About PPR
PPR is a global player in Retail and Luxury Goods, with approximately 84,000 employees in 74 countries. Through its Retail businesses Redcats, Fnac, Conforama, Printemps and CFAO, and the Luxury brands of Gucci Group (Gucci, Bottega Veneta, Yves Saint Laurent, YSL Beauté, Balenciaga, Boucheron, Sergio Rossi, BEDAT & CO, Alexander McQueen and Stella McCartney), PPR generated sales of EUR 17.8 billion in 2005. PPR shares are listed on Euronext Paris (# 121485, PRTP.PA, PPFP). For more information: www.ppr.com

CONTACTS

· **PPR**
Press:
Peggy Nahmany: +33 (0)1 45 64 65 06, pnahmany@ppr.com
Catherine Malek: +33 (0)1 45 64 61 20, cmalek@ppr.com

Analysts/Investors:
Alexandre de Brettes: +33 145 64 61 49, adebrettes@ppr

Website: www.ppr.com

· **Chantelle**

Press:
Marie-Anne Labidi: +33 (0)1 41 24 10 20, mlabidi@chantelle.fr

PPR

Paris, July 27, 2006

PRESS RELEASE

REVENUE FOR THE FIRST HALF OF 2006
CONTINUED SUSTAINED GROWTH OF 7.7%

- **Impressive growth in Luxury Goods: up 20.3% in the first half of 2006**
- **Satisfactory performance in Retail: up 5% in the first half of 2006**

PPR, a global player in the Retail and Luxury Goods sectors, posted revenue of € 8,294 million from its continuing operations in the first half of 2006. This figure represented an increase of 7.7% in actual terms and 6.6% on a comparable basis in terms of scope and exchange rates as compared with the first half of 2005.

In the second quarter of 2006, Group sales totalled € 4,059 million, up 7% in actual terms and 6.2% on a comparable basis in terms of scope and exchange rates.

François-Henri Pinault, Chairman and Chief Executive Officer of PPR, stated:

"In the first half of 2006, PPR continued its growth, driven by the performance of Retail, notably abroad, and the outstanding development of Luxury Goods activities. The second quarter was marked by the plan for the sale of Printemps, a major turning point in the history of PPR. The Group remains focused on its positioning in the two sectors, Retail and Luxury Goods, which are demonstrating a better balance today. PPR continues to pursue its organic growth strategy with an emphasis on international expansion."

(in € million)	**H1 2006**	**Change**		**Q2 2006**	**Change**	
According to IFRS		**Actual**	**Comparable (1)**		**Actual**	**Comparable (1)**
Retail	6,671	+ 5.0%	+ 3.6%	3,282	+ 4.0%	+ 2.9%
Luxury Goods	1,623	+ 20.3%	+ 20.3%	777	+ 21.6%	+ 22.4%
Inter-company sales and other	-	*ns*	*ns*	-	*ns*	*ns*
PPR - Continued activities	**8,294**	**+ 7.7%**	**+ 6.6%**	**4,059**	**+ 7.0%**	**+ 6.2%**
Discontinued activities (2)	380			182		

(1) *On a comparable basis in terms of Group scope and exchange rates.*

(2) *Mainly France Printemps for €348M in H1 2006 and €166M in Q2 2006.*

Retail

In line with the announcement of the planned sale of France Printemps and Orcanta, the revenue generated by these companies was booked under discontinued operations.

The Retail division recorded business growth of nearly 3% on a comparable basis in the second quarter and 3.6% in the first half of 2006. Half-yearly revenue was notably driven by the development of international activities, up 4.5%. The contribution of international Retail operations came out at 48% in the second quarter of 2006.

Fnac continued its buoyant growth, which stood at 5,8% in the second quarter. International sales rose sharply, by 9.5%, notably in Spain, Italy, Portugal and Brazil, thus confirming the strong performance in the first quarter of 2006. In France, Fnac posted growth of 4.6%, thanks to the impressive sales of technical products, up 12%, including +59% for TV/video. Fnac confirmed its success in e-commerce, which recorded sales growth of 28%. In the second quarter, the company expanded its retail network with three new stores opened in France and abroad. It is planning to open five additional stores in the second half of the year.

Conforama recorded a 3% rise in sales. In France, revenue growth stood at 4.7%, notably driven by sales of TV/video products, up 32%, thanks to the impact of the World Cup. International business was bolstered by strong performances in Spain and Croatia. Conforama pursued its strategy of repositioning its broad range of styles and adapting its product lines. The company is planning to open two new stores in Switzerland and carry out a major store remodelling in Italy during the second half.

Redcats' revenue fell by nearly 3%, excluding discontinued catalogues, due to the extremely unfavourable home shopping market conditions in Europe. In contrast, La Redoute generated healthy sales abroad and pursued its expansion into new countries, Italy and Russia. In France, La Redoute continued to gain market share against its main competitors. Furthermore, Redcats confirmed its leading position in online sales, up 21.6%, and launched an innovative shopping guide, Shopoon.fr. The company also signed an agreement with The Sportsman's Guide with a view to purchasing the company, specialised in the sale of outdoor and sports items in the United States.

CFAO continued its solid growth in the second quarter of 2006, with a 12% rise in revenue, driven by its particularly active automobile business, up 18%, notably in North and Sub-Saharan Africa. In the healthcare division, Eurapharma turned in a very satisfactory performance, up 7%.

Luxury Goods

Gucci Group continued its impressive growth in the second quarter of 2006, recording a 22.4% rise in sales on a comparable basis. The sharp increase in revenue confirmed the strength of all of its brands, the talent of its designers and the success of its new collections. Gucci Group boasted double-digit growth across all geographical areas.

The **Gucci** brand posted yet another outstanding performance, showing growth of 25%, driven mainly by its leather goods, shoes and jewellery lines. Gucci recorded excellent sales across all geographical regions. This performance is largerly due to the success of the new Women's ready-to-wear collection. The 2007 *Cruise* collection and the Men's Spring/Summer 2007 collection were also very well received.

Bottega Veneta once again generated outstanding sales, up 81%. The brand's success is reflected in the expansion of its retail network, notably with the inauguration of eight stores during the first half, including Tokyo and Cannes. Lastly, Bottega Veneta launched its new jewellery collection and presented its first collection of small home furnishings.

Yves Saint Laurent enjoyed remarkable sales growth, up 29%. Directly-operated stores turned in performance growth of 23% and sales to department stores soared by 62%, attesting to the success of the Spring/Summer 2006 collection. The brand enjoys its strong advantages of an exceptional reputation, a renowned designer talent and an excellent retail network. Yves Saint Laurent expanded its product offer, notably in its leather goods lines. The Muse handbag has become one of the brand's best-selling products.

YSL Beauté recorded growth of 3%, driven by sales of Yves Saint Laurent brand cosmetics and fragrances. Three new Yves Saint Laurent product launches are planned for the second half of 2006: a new men's fragrance “L'Homme Yves Saint Laurent”, a cosmetics line and a new skincare product.

The **other brands** – Balenciaga, Boucheron, Sergio Rossi, Bedat & Co, Stella McCartney and Alexander McQueen – showed further improvement in sales thanks to the success of their collections, in line with targets.

# # #

CONFERENCE CALL

PPR will hold a conference call for analysts, investors and journalists: at 3 pm (Continental Europe)/ 2 pm (United Kingdom); 9 am (East Coast time, USA), on Thursday July 27, 2006.

EUROPE: +33 (0)1 71 23 04 20
Replay: +33 (0)1 71 23 02 48

UK: +44 (0)20 7138 0838
Replay: +44(0)20 7806 1970

USA: +1 718 354 1362
Replay: +1 718 354 1112

Replay access code: 4971540 # (until 31 August 2006)

To PODCAST the conference call : www.ppr.com

PRESENTATION

The slides (PDF format) will be available before the conference call at www.ppr.com

CONTACTS

Press:	**Peggy Nahmany**	**+33 (0)1 45 64 65 06** pnahmany@ppr.com
	Catherine Malek	**+33 (0)1 45 64 61 20** cmalek@ppr.com
Analysts/Investors:	**Alexandre de Brettes**	**+33 (0)1 45 64 61 49** adebrettes@ppr.com
Website	**www.ppr.com**	

Appendix 1: Sales in Q2 and H1 2006

(in € million) *According to IFRS*	H1 2006	H1 2005	Change Actual	 Comparable [1]	Q2 2006	Q2 2005	Change Actual	 Comparable [1]
Fnac	1,954.4	1,841.3	+ 6.1%	+ 5.7%	938.7	885.0	+ 6.1%	+ 5.8%
Conforama	1,458.4	1,370.4	+ 6.4%	+ 3.7%	702.5	655.2	+ 7.2%	+ 3.0%
Redcats	2,144.2	2,171.6	- 1.3%	- 2.3%	1,074.2	1,114.4	- 3.6%	- 3.7%
CFAO	1,113.6	967.0	+ 15.2%	+ 12.8%	566.3	499.4	+ 13.4%	+ 12.2%
Retail	**6,670.6**	**6,350.3**	**+ 5.0%**	**+ 3.6%**	**3,281.7**	**3,154.0**	**+ 4.0%**	**+ 2.9%**
Gucci	978.9	808.5	+ 21.1%	+ 21.1%	470.6	378.6	+ 24.3%	+ 25.0%
Bottega Veneta	116.8	65.2	+ 79.2%	+ 79.1%	58.3	32.6	+ 79.1%	+ 81.2%
Yves Saint Laurent	84.6	72.1	+ 17.2%	+ 17.5%	42.2	33.1	+ 27.5%	+ 28.8%
YSL Beauté	274.9	269.7	+ 1.9%	+ 1.9%	133.1	129.8	+ 2.6%	+ 3.1%
Other brands	168.1	134.3	+ 25.2%	+ 25.5%	72.7	64.9	+ 12.0%	+ 13.1%
Luxury Goods	**1,623.3**	**1,349.8**	**+ 20.3%**	**+ 20.3%**	**776.9**	**639.0**	**+ 21.6%**	**+ 22.4%**
Inter-company sales and other	*0.4*	*0.7*	*ns*	*ns*	*0.8*	*-0.9*	*ns*	*ns*
PPR - Continued activities	**8,294.3**	**7,700.8**	**+ 7.7%**	**+ 6.6%**	**4,059.4**	**3,792.1**	**+ 7.0%**	**+ 6.2%**
Discontinued activities [2]	380.1	393.6			181.8	194.8		

[1] On a comparable basis in terms of Group scope and exchange rates.

[2] Mainly France Printemps for €348M in H1 2006 and €166M in Q2 2006.

Appendix 2: Sales by region - Retail

Fnac

(in € million) According to IFRS	H1 2006	H1 2005	Change Actual	Change Comparable (1)	Q2 2006	Q2 2005	Change Actual	Change Comparable (1)
France	**1,456.8**	**1,396.6**	**+ 4.3%**	**+ 4.3%**	**702.5**	**671.6**	**+ 4.6%**	**+ 4.6%**
Spain, Portugal, Belgium	352.1	318.5	+ 10.5%	+ 10.5%	166.0	151.2	+ 9.9%	+ 9.9%
Brazil, Switzerland, Italy	145.5	126.2	+ 15.3%	+ 9.2%	70.2	62.2	+ 12.9%	+ 8.8%
International	**497.6**	**444.7**	**+ 11.9%**	**+ 10.1%**	**236.2**	**213.4**	**+ 10.7%**	**+ 9.5%**
TOTAL	**1,954.4**	**1,841.3**	**+ 6.1%**	**+ 5.7%**	**938.7**	**885.0**	**+ 6.1%**	**+ 5.8%**

Conforama

(in € million) According to IFRS	H1 2006	H1 2005	Change Actual	Change Comparable (1)	Q2 2006	Q2 2005	Change Actual	Change Comparable (1)
France	**991.0**	**909.8**	**+ 8.9%**	**+ 4.8%**	**464.6**	**416.9**	**+ 11.4%**	**+ 4.7%**
Italy	228.2	238.4	- 4.3%	- 4.3%	123.0	128.7	- 4.4%	- 4.4%
Switzerland	112.3	106.5	+ 5.5%	+ 6.5%	50.9	49.6	+ 2.6%	+ 4.0%
Other countries	126.9	115.7	+ 9.7%	+ 9.0%	64.0	60.0	+ 6.7%	+ 6.0%
International	**467.4**	**460.6**	**+ 1.5%**	**+ 1.5%**	**237.9**	**238.3**	**- 0.2%**	**+ 0.0%**
TOTAL	**1,458.4**	**1,370.4**	**+ 6.4%**	**+ 3.7%**	**702.5**	**655.2**	**+ 7.2%**	**+ 3.0%**

Redcats

(in € million) According to IFRS	H1 2006	H1 2005	Change Actual	Change Comparable (1)	Q2 2006	Q2 2005	Change Actual	Change Comparable (1)
France	**1,021.6**	**1,039.6**	**- 1.7%**	**- 1.7%**	**511.7**	**527.4**	**- 3.0%**	**- 3.0%**
United Kingdom	227.1	249.8	- 9.1%	- 9.0%	108.8	119.7	- 9.1%	- 7.7%
Scandinavia	175.6	174.7	+ 0.5%	+ 1.1%	85.7	84.1	+ 1.8%	+ 1.8%
United States	563.1	554.6	+ 1.5%	- 2.9%	290.4	303.3	- 4.3%	- 5.1%
Other countries	156.8	152.9	+ 2.6%	+ 2.9%	77.6	79.9	- 2.9%	- 2.5%
International	**1,122.6**	**1,132.0**	**- 0.8%**	**- 2.9%**	**562.5**	**587.0**	**- 4.2%**	**- 4.3%**
TOTAL	**2,144.2**	**2,171.6**	**- 1.3%**	**- 2.3%**	**1,074.2**	**1,114.4**	**- 3.6%**	**- 3.7%**
Total excl. Movitex Germany, The Store and Sears	***2,143.3***	***2,147.9***	**- 0.2%**	**- 1.3%**	***1,074.1***	***1,105.1***	***- 2.8%***	***- 2.9%***

(1) On a comparable basis in terms of Group scope and exchange rates.

Appendix 3: Sales - Luxury Goods

Gucci Group

Breakdown by region

(in € million) *According to IFRS*	H1 2006	H1 2005	Change Actual	Change Comparable [1]	Q2 2006	Q2 2005	Change Actual	Change Comparable [1]
Europe	662.4	556.1	+ 19.1%	+ 19.1%	314.7	258.3	+ 21.8%	+ 21.9%
North America	313.5	254.9	+ 23.0%	+ 21.4%	155.3	124.3	+ 25.0%	+ 24.0%
Japan	272.8	249.8	+ 9.2%	+ 13.7%	126.1	117.3	+ 7.5%	+ 13.8%
Asia-Pacific excl. Japan	289.6	213.8	+ 35.5%	+ 32.1%	134.7	98.6	+ 36.6%	+ 34.4%
Other countries	23.5	22.3	+ 5.4%	+ 4.4%	10.8	10.3	+ 5.5%	+ 5.0%
Royalties and other	61.5	52.9	+ 16.3%	+ 15.9%	35.3	30.2	+ 16.9%	+ 16.8%
TOTAL	**1,623.3**	**1,349.8**	**+ 20.3%**	**+ 20.3%**	**776.9**	**639.0**	**+ 21.6%**	**+ 22.4%**

Marque Gucci

Breakdown by product category

(in € million) *According to IFRS*	H1 2006	H1 2005	Change Actual	Change Comparable [1]	Q2 2006	Q2 2005	Change Actual	Change Comparable [1]
Leather Goods	553.8	451.4	+ 22.7%	+ 22.7%	259.4	206.4	+ 25.6%	+ 26.6%
Shoes	131.7	107.5	+ 22.5%	+ 21.8%	61.4	49.5	+ 24.0%	+ 23.9%
Women's ready-to-wear	69.1	53.7	+ 28.8%	+ 28.9%	31.3	23.3	+ 34.7%	+ 35.7%
Men's ready-to-wear	43.9	38.4	+ 14.1%	+ 14.5%	19.2	16.5	+ 16.3%	+ 17.6%
Other products	148.1	134.3	+ 10.3%	+ 10.6%	79.2	70.6	+ 12.2%	+ 12.7%
Royalties	32.3	23.2	+ 39.3%	+ 39.0%	20.1	12.3	+ 63.4%	+ 64.4%
TOTAL	**978.9**	**808.5**	**+ 21.1%**	**+ 21.1%**	**470.6**	**378.6**	**+ 24.3%**	**+ 25.0%**

[1] *On a comparable basis in terms of Group scope and exchange rates.*

Appendix I

Paris, le 2 août 2006

COMMUNIQUE DE PRESSE / PRESS RELEASE

Signature du contrat de cession de FRANCE PRINTEMPS

PPR et RREEF, en association avec le Groupe Borletti, annoncent avoir signé ce jour un accord définitif pour la cession de la participation de PPR dans France Printemps.

L'opération est soumise à l'approbation des autorités européennes chargées de la concurrence.

###

Paris, 2 August 2006

Completion of agreement on sale of FRANCE PRINTEMPS

PPR and RREEF, in association with the Borletti Group, announced that a final agreement on the sale of PPR's stake in France Printemps was completed today.

The transaction is subject to approval by the European Union competition authorities.

CONTACTS

- **PPR**

Press:	Peggy Nahmany	+33 (0)1 45 64 65 06 pnahmany@ppr.com
	Catherine Malek	+33 (0)1 45 64 61 20 cmalek@ppr.com
Analysts/Investors:	Alexandre de Brettes	+33 (0)1 45 64 61 49 adebrettes@ppr.com
Website:	www.ppr.com	

- **RREEF / Deutsche Bank**

Press:	Yann Couronneaud	+ 33 (0)1 44 95 63 58 yann.couronneaud@db.com

Appendix J

PPR

RECEIVED

2006 SEP 28 P 12: 22 Paris, September 7, 2006

OFFICE OF INTERNATIONAL CORPORATE FINANCE

PRESS RELEASE

PPR 2006 FIRST-HALF RESULTS

- **Strong growth in recurring operating income: +27%**
  - Luxury Goods up sharply: +70%
  - Retail holding up well: +5%

- **Recurring operating income margin up from 4.6% to 5.4%**

François-Henri Pinault, Chairman and Chief Executive Officer, stated: *"In the first half of 2006, PPR posted solid growth in operating income and significantly improved profitability. The period was also marked by the implementation of several projects designed to further improve our operating performance: focus on our priority activities, strengthening of our positions through bolt-on acquisitions, and the sale of Printemps. We are pursuing our organic growth strategy more vigorously than ever, with international operations our priority, as all our activities enjoy significant development potential. The strong positioning of each of our companies and brands in buoyant markets should enable us to improve our full-year performance in 2006."*

(in euro million)	H1 2006	H1 2005	Change
Revenues	**8,294**	**7,701**	**+7.7%**
Recurring operating income	**450**	**355**	**+27.0%**
as a % of revenues	*5.4%*	*4.6%*	*+0.8 pt*
Net income attributable to equity holders of the parent	134	153	-11.9%
Group share of net income from continuing operations excluding non-current items	196	138	+42.1%

In the first half of 2006, PPR recorded **revenues from continuing operations** of €8,294 million, up 7.7% on the first half of 2005.
Of this total, 56.3% was generated outside France, an increase of 1.6 points.

Recurring operating income

(in euro million)	H1 2006	H1 2005	Change
Luxury Goods	**185**	**109**	**+69.6%**
as a % of revenue	*11.4%*	*8.1%*	*+3.3 pts*
Retail	**287**	**273**	**+5.1%**
as a % of revenue	*4.3%*	*4.3%*	*+0.0 pt*
Eliminations and other	-21	-27	+22.5%
PPR – continuing operations	**450**	**355**	**+27.0%**

Group **recurring operating income** increased by 27.0% to €450 million. The recurring operating margin rose by 0.8 point to 5.4%.

The very strong increase in recurring operating income reflects the excellent performance of Luxury Goods and satisfactory results in Retail. This performance represents a further step in the Group's rebalancing of its income mix, with Luxury Goods now contributing 40% of recurring operating income.

Retail

Recurring operating income in **Retail** activities increased by 5.1% to €287 million, slightly outpacing revenue growth. Recurring operating income grew by 12.1% at Fnac and 11.5% at CFAO. Conforama and Redcats maintained their profitability.

Luxury Goods

Recurring operating income in **Luxury Goods** division rose by 69.6% to €185 million. This performance, which far outstripped sales, underscores the significant operating leverage of the brands.
These strong results were driven by the excellent performance of Gucci (+39.8%) and Bottega Veneta, which posted a sharp increase in operating margin to 15.5% of revenues. The other brands, notably Yves Saint Laurent, also achieved improved performances.

Net income from discontinued operations

Discontinued operations include non-current assets held for sale and discontinued operations (IFRS 5). At June 30, 2006 these included Printemps, Orcanta, YSL Beauté Recherche et Industrie (Bernay production site) and Fnac Service. For the first half of 2006, they posted a net loss of €55 million.

Group share of net income - continuing operations excluding non-current items

Group share of net income from continuing operations excluding non-current items rose sharply to €196 million, an increase of 42.1%. This performance reflects the sustained improvement in the Group's operating performance as well as control over financial expenses.

Financial structure

Reflecting the seasonality of the Group's two core businesses, **free cash flow from operations*** was negative at €57 million, a €15 million improvement compared to the first half of 2005.

(in euro million)	**June 30, 2006**	**June 30, 2005**	**Dec. 31, 2005**
Shareholders' equity	7,869	7,762	8,134
Net indebtedness	5,529	5,577	4,584

Shareholders' equity group share amounted to €7,869 million, up €107 million compared with June 30, 2005.

Net indebtedness stood at € 5,529 million at June 30, 2006, down €48 million compared the year-earlier level.

** operating cash flow minus net operating investments for the period*

Subsequent events

- On July 1, 2006, PPR sold its stake in YSL Beauté Recherche et Industrie (Bernay production site).
- On July, 21, 2006, PPR and the Chantelle group signed an agreement for the sale of Orcanta for an enterprise value estimated at €42.5 million. The securities were transferred on August 1, 2006.
- On August 2, 2006, PPR and RREEF, in association with the Borletti Group, completed a final agreement on the sale of PPR's stake in France Printemps. The transaction is subject to approval by the European Union competition authorities.
- On September 1, 2006, Redcats announced the acquisition of The Sportsman's Guide, a leading US catalogue and online distributor of outdoor and sports gear, for $265 million.

Outlook

In Retail, the positive business trends of July and August further demonstrate the sound positioning of our companies.

In Luxury Goods, the continued success of the collections of all Gucci Group brands should result in a further improvement in performance, though the pace of growth may be impacted by a high base of comparison in 2005.

Consolidated financial statements (as at June 30, 2006) are available at www.ppr.com

PRESENTATION

You can listen to the presentation of the 2006 half-year results today at 8.30 am Paris time.

Live

In French: +33 (0)1 70 99 42 70

In English: UK: +44 (0)20 7138 0835
US: +1 718 354 1172

Replay (available through September 22, 2006)

In French: +33 (0)1 71 23 02 48
Access code: 5524973#

In English:
UK: +44 (0) 20 7806 1970
US: +1 718 354 1112
Access code: 9045472#

A live audio webcast (Real and Windows Media Player formats) as well as the presentation slides (PDF) will be available from 8.30am Paris time at www.ppr.com. A replay will be available later in the day.

You will also have the opportunity to **podcast** the presentation at www.ppr.com later in the day.

About PPR
PPR is a global player in Retail and Luxury Goods, with approximately 84,000 employees in 74 countries. Through its Retail businesses Redcats, Fnac, Conforama, Printemps and CFAO, and the Luxury brands of Gucci Group (Gucci, Bottega Veneta, Yves Saint Laurent, YSL Beauté, Balenciaga, Boucheron, Sergio Rossi, BEDAT & CO, Alexander McQueen and Stella McCartney), PPR generated sales of EUR 17.8 billion in 2005. PPR shares are listed on Euronext Paris (# 121485, PRTP.PA, PPFP). For more information: www.ppr.com

CONTACTS

Press:	**Peggy Nahmany**	**+33 (0)1 45 64 65 06** pnahmany@ppr.com
	Catherine Malek	**+33 (0)1 45 64 61 20** cmalek@ppr.com
Analysts/Investors:	**Alexandre de Brettes**	+33 **(0)1 45 64 61 49** adebrettes@ppr.com
Website:	www.ppr.com	

Appendix K

PPR

Paris, September 7, 2006

PRESS RELEASE - APPOINTMENT

The PPR Board of Directors appoints Mr. Jean-Philippe Thierry as an independent director and member of the Audit Committee

At its September 6, 2006 meeting, the PPR Board of Director appointed Mr. Jean-Philippe Thierry, Chairman and CEO of AGF (Assurances Générales de France), as a director of PPR and a member of its Audit Committee. Mr. Philippe Thierry satisfies the independence criteria recommended by the Bouton Report which are applied by the Board of Directors.

This appointment by "cooptation" shall be submitted for ratification to the next Ordinary General Shareholders Meeting of PPR. The appointment follows the resignation from the PPR Board of Directors and Audit Committee of Mr. Anthony Hamilton who, further to taking on new non-executive responsibilities within the AXA Group, where he serves as a member of AXA's Supervisory Board, non-executive chairman of its UK subsidiary and as a director of various US subsidiaries, has indicated his wish to reduce his other board commitments.

We would like to thank Mr. Anthony Hamilton for his active contribution to the PPR Board of Directors and Audit Committee since 2002.

Jean-Philippe Thierry, 57 years old, has been Chairman and CEO of AGF since 2001. He is also Chairman of the Supervisory Board of Euler-Hermes and of the Mondial Assistance Group.

Jean-Philippe Thierry began his career in 1973 at Colgate-Palmolive. From 1978 to 1989, he held different positions at GPA Assurances before becoming its CEO in 1985. From 1989 to 1998, he served as CEO and then as Chairman and CEO of Athéna Assurances and Managing Partner of Worms&Cie and then Chairman of the Management Board of Worms&Cie. In 1998, he joined Generali France as Vice-Chairman, Managing Director of Generali France Holding and Chairman and CEO of Generali France Assurances.

Mr. Thierry has been a member of the Management Board of the Allianz Group since January 1, 2006.

Jean-Philippe Thierry holds degrees from the Institut d'Etudes Politiques de Paris (1972), a B.A. (1970) and MA from Etudes Supérieures en Sciences Economiques (1971). He is Chairman of the F.F.S.A.A. (Fédération Française des Sociétés Anonymes d'Assurance) and Vice-Chairman of the F.F.S.A. (Fédération Française des Sociétés d'Assurances).

M. Thierry is Commandeur de l'Ordre National du Mérite, Chevalier de la Légion d'Honneur, and Chevalier du Mérite Agricole.

CONTACTS

Press:	Peggy Nahmany	+33 (0)1 45 64 65 06 pnahmany@ppr.com
	Catherine Malek	+33 (0)1 45 64 61 20 cmalek@ppr.com
Analysts/Investors:	Alexandre de Brettes	+33 (0)1 45 64 61 49 adebrettes@ppr.com
Website:	www.ppr.com	

Appendix L

PPR

Paris, September 21, 2006

PRESS RELEASE

PPR announces the early redemption/conversion of its 2008 OCEANE bonds

The PPR group has decided on the early redemption/conversion of all outstanding PPR OCEANE bonds, issued on May 21, 2003 (ISIN FR 000103053) and due on January 1, 2008.

The complete details of this early redemption/conversion will be included in a notice scheduled for publication on September 29, 2006 in the "Journal Officiel" and by Euronext.

In order to maximise the creation of value for its shareholders and to reduce the potential number of new shares to be issued, PPR has decided to make full use of available existing shares to remit them to bondholders who exercise their right to share allocation.

The above press release does not constitute a securities offering in the United States, Italy, United Kingdom or in any other country. No document regarding the above early redemption/conversion may be sent, directly or indirectly (i) in the United States of America, Italy, United Kingdom or (ii) in any other country in which redemption/conversion may be illegal or subject to restrictions or (iii) to persons residing in the United States of America, Italy, United Kingdom or in any of the aforementioned countries.

About PPR

PPR is a global player in Retail and Luxury Goods, with approximately 84,000 employees in 74 countries. Through its Retail businesses Redcats, Fnac, Conforama, Printemps and CFAO, and the Luxury brands of Gucci Group (Gucci, Bottega Veneta, Yves Saint Laurent, YSL Beauté, Balenciaga, Boucheron, Sergio Rossi, BEDAT & CO, Alexander McQueen and Stella McCartney), PPR generated sales of EUR 17.8 billion in 2005. PPR shares are listed on Euronext Paris (FR 0000121485, PRTP.PA, PPFP). For more information: www.ppr.com

CONTACTS

Press:	**Peggy Nahmany**	**+33 (0)1 45 64 65 06** pnahmany@ppr.com
	Catherine Malek	**+33 (0)1 45 64 61 20** cmalek@ppr.com
Analysts/Investors:	**Alexandre de Brettes**	+33 **(0)1 45 64 61 49** adebrettes@ppr.com
Website:	www.ppr.com	